EXHIBIT 99.1

NewsRelease

Environmental Assessment Certificate issued for TransCanada’s Coastal GasLink Pipeline Project

Vancouver, British Columbia – October 24, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that the B.C. Environmental Assessment Office (EAO) has issued an Environmental Assessment Certificate for the Coastal GasLink Pipeline Project (Coastal GasLink). As anticipated, the certificate was issued with a number of conditions resulting from the assessment by the EAO of environmental, social, economic, heritage and health components deemed pertinent to the project.

“Achievement of an Environmental Assessment Certificate is a significant milestone for both Coastal GasLink and TransCanada,” said Russ Girling, president and chief executive officer of TransCanada. “The scope of this application was substantial, involving thousands of hours of work to date for all involved. We appreciate the contributions and input from all those who participated in the environmental assessment process.”

The proposed project involves the construction and operation of an approximately 670-kilometre (415-mile), 1,219-mm (48-inch) diameter natural gas pipeline from the Groundbirch area near Dawson Creek, B.C. to the proposed LNG Canada liquefied natural gas export facility near Kitimat, B.C. The initial build will include up to three meter stations and one compressor station. The initial capacity of the pipeline will allow the shipment of approximately 2-3 billion cubic feet/day (bcf/d) of natural gas, with an expansion capability to approximately 5 bcf/d through the addition of up to seven compressor stations.

The regulatory process in British Columbia focuses on identifying the potential adverse environmental effects of a proposed project, and outlining the mitigation required to manage such effects. A 7,200- page application for an Environmental Assessment Certificate was submitted by Coastal GasLink on January 29, 2014, and was accepted for review by the EAO on March 11, 2014. A public comment period ran from March 12 to May 5, 2014.  The EAO prepared an Environmental Assessment Report based on its review of the application, input from an application-specific working group that included representatives from Aboriginal groups, municipalities and government agencies, and comments received from the public. It then submitted recommendations on the proposed project to the B.C. Minister of Environment and Minister of Natural Gas Development.

The Environmental Assessment Certificate for the Coastal GasLink Pipeline Project contains 32 conditions, the majority of which reflect current best practices for natural gas pipeline construction and operation.  They also include conditions adopted to address project-specific concerns, as raised by Aboriginal groups, local communities and resource management agencies. These include:

•	Participation in government-led programs to manage key wildlife populations of concern to B.C. including southern mountain caribou and grizzly bear.

•	A Socio-Economic Effects Management Plan to monitor effects of the project on community infrastructure, labour, employment and contracting opportunities.

•	Continued engagement with Aboriginal groups and local governments along the pipeline route to share information about the construction schedule and collect ongoing feedback about the project.

TransCanada has also submitted applications to the B.C. Oil and Gas Commission for the permits required under Section 25 of the Oil and Gas Activities Act to build and operate the Coastal GasLink pipeline.  Regulatory review of those applications is progressing on schedule, with permit decisions anticipated in the first quarter of 2015.

Since the announcement of the project in June 2012, Coastal GasLink has engaged with Aboriginal groups and communities along the proposed pipeline route, including residents, local and regional governments, landowners, businesses and First Nations.

Through this engagement process, Coastal GasLink has shared project information and collected feedback on various subjects, including:

•	Routing of the proposed pipeline corridor.

•	Required field work to support regulatory applications.

•	Draft ancillary site maps outlining project features such as access roads, compressor stations, storage yards and construction camp locations.

•	Contracting and employment opportunities arising from pipeline construction and operation.

•	Economic benefits arising from the project.

Next steps for the proposed project include detailed engineering and construction planning, as well as ongoing consultation with Aboriginal groups and the public. Pending the receipt of all required regulatory approvals and a positive final investment decision from LNG Canada, the start of pipeline construction is anticipated in 2016, with an in-service date by the end of the decade.

The Coastal GasLink Pipeline Project is an important part of TransCanada’s ambitious $38 billion capital growth plan, which includes more than $12 billion in proposed natural gas pipeline projects to support B.C.’s emerging liquefied natural gas export industry. TransCanada’s LNG-related pipeline projects are underpinned by long-term contracts with established international energy companies. For Coastal GasLink, these include the joint venture participants in the LNG Canada project: Shell Canada Energy and subsidiary corporations of PetroChina Company Limited, Korea Gas Corporation and Mitsubishi Corporation.

As a member of both the World and North American Dow Jones Sustainability Indices, and a member of the Carbon Disclosure Project’s ‘A List’ of companies demonstrating superior approach to climate change mitigation, TransCanada is an industry leader that is committed to minimizing the impact of its operations.

BACKGROUND INFORMATION - COASTAL GASLINK PIPELINE PROJECT

•	Coastal GasLink Pipeline Ltd. is a wholly owned subsidiary of TransCanada PipeLines Limited.

•	Coastal GasLink was launched on June 5, 2012 with Aboriginal and community engagement beginning immediately thereafter.

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Coastal GasLink has conducted over 185,000 hours of environmental field work on or near the proposed pipeline route studying aquatic habitat, wildlife, terrain, soils, vegetation and wetlands, atmospheric environment, hydrology, archaeological resources, and timber.

•	Coastal GasLink also gathered information about current and traditional land use, social and economic conditions, as well as community and First Nation priorities along the proposed route.

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Coastal GasLink will provide approximately $20 million a year in property tax benefits in B.C., based on current tax rates.  That means more available government funds to address community plans and infrastructure needs both locally and provincially. (ie. fire and police, school districts, hospital districts, waste management).

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TransCanada has provided over $31 million in funding toward non-profit initiatives across Canada in the past five years, including contributing more than $2 million in community partnerships in northeast and southeast B.C. specifically.

•	Coastal GasLink has two Aboriginal and local education and training programs:

o	Pathway to Pipeline Readiness is focused on local workforce readiness training directly related to the proposed Project.

o	The TransCanada Education Legacy program looks for opportunities to build long-term community capacity through educational initiatives.

•	Coastal GasLink will provide contracting and employment opportunities to qualified local and Aboriginal businesses and individuals near the proposed route.

o	Coastal GasLink is estimating 2,000 to 2,500 jobs during construction (approximately 16,803 – 37,000 full-time person years of direct employment).

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It is anticipated 16 to 35 permanent field positions will be created to support ongoing operations and maintenance once the pipeline is operational.  This will involve a variety of positions including technical, administrative, safety, land, community relations, and leadership roles.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 31, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522